CUSIP No. 84917P10



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                          The Sports Club Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84917P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Eric R. Landau, Esq.
                       Paul Hastings Janofsky & Walker LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 318-6000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  (Page 1 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Partners LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4(1)%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


___________________________

1 Based on 18,349,649 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding at August 13, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003; and (b) the Issuer's issuance of 2,000 shares of series C convertible preferred stock to MDP Ventures II LLC on September 6, 2002, which shares are presently convertible by MDP Ventures II LLC into 666,667 shares of the Issuer's common stock.


                                 (Page 2 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Partners Management LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 3 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Manager I, Inc.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,253,863
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,253,863
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 4 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Christopher M. Jeffries
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              6,865,050
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              6,865,050
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


                                 (Page 5 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 6 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Associates L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 7 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Entertainment Corp.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              625,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              625,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 8 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Brian J. Collins
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              64,601
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              64,601
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------


                                 (Page 9 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          MDP Ventures I LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              72,100
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              72,100
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 10 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              1,051,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 11 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Associates L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              72,100
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              978,900
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 12 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Limited Partners L.P.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              0
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              0
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              978,900
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------


                                 (Page 13 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Corp.
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              1,051,000
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              1,051,000
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                 (Page 14 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          MDP Ventures II LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          New York
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,935,187
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,935,187
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                 (Page 15 of 25)

CUSIP No. 84917P10


--------------------------------------------------------------------------------
  (1)     Name of Reporting Person
          I.R.S. Identification No. of Above Person (Entities Only)

          Millennium Development Partners II LLC
--------------------------------------------------------------------------------
  (2)     Check the Appropriate Box if a Member of a Group
          (See Instructions)                                           (a) |X|
                                                                       (b) |_|

--------------------------------------------------------------------------------
  (3)     SEC Use Only

--------------------------------------------------------------------------------
  (4)     Source of Funds (See Instructions)

          See Item 3.
--------------------------------------------------------------------------------
  (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
  (6)     Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                       (7)    Sole Voting Power
                              2,935,187
                      ----------------------------------------------------------
  Number of Shares     (8)    Shared Voting Power
 Beneficially Owned           0
 by Each Reporting    ----------------------------------------------------------
    Person With        (9)    Sole Dispositive Power
                              2,935,187
                      ----------------------------------------------------------
                       (10)   Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
  (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,929,651
--------------------------------------------------------------------------------
  (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                               |_|

--------------------------------------------------------------------------------
  (13)    Percent of Class Represented by Amount in Row (11)

          36.4%
--------------------------------------------------------------------------------
  (14)    Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------


                                (Page 16 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


        The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 1, 1997 by Millennium Entertainment Partners L.P., a New York limited partnership ("MEP LP"), and Millennium Entertainment Associates L.P., a New York limited partnership ("MEA LP"), relating to shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., as amended on August 11, 1997 to, among other things, add Millennium Partners LLC, a New York limited liability company ("MPL"), Brian J. Collins, a citizen of the United States of America ("BJC"), Millennium Development Partners L.P., a New York limited partnership ("MDP LP"), Millennium Development Associates LP, a New York limited partnership ("MDA LP"), Millennium Development Corp., a New York corporation ("MD Corp.") and Christopher M. Jeffries, a citizen of the United States of America ("CMJ"), as additional reporting persons, and as further amended on November 7, 1997, January 13, 1998, August 12, 1998, October 23, 1998, and as further amended on September 21, 1999, to, among other things, add Millennium Partners Management LLC, a New York limited liability company ("MPM LLC"), Millennium Manager I, Inc., a New York corporation ("MMI"), Millennium Entertainment Corp., a New York corporation ("ME Corp."), MDP Ventures I LLC, a New York limited liability company ("MDP Ventures I"), MDP Ventures II LLC, a
New York limited liability company ("MDP Ventures II"), Millennium Limited Partners L.P., a New York limited partnership ("MLP LP") and Millennium Development Partners II LLC, a Delaware limited liability company ("MDP II LLC"), as reporting persons, and as further amended on February 2, 2001 to report additional acquisitions of Common Stock (as defined herein) of the Issuer (as defined herein), and as further amended on December 12, 2002 to report additional acquisitions of Common Stock and preferred stock of the Issuer convertible into Common Stock, and as further amended on April 3, 2003 to report additional acquisitions of Common Stock and the transactions contemplated by the Original Term Sheet (as defined below), and as further amended on April 16, 2003 to report additional shares of Common Stock owned by BJC and the Term Sheet (as defined below), is hereby amended to report that the Reporting Persons have abandoned the transactions contemplated by the Term Sheet.

Item 1.    Security and Issuer

        No amendments or supplements.

Item 2.    Identity and Background

        No amendments or supplements.

Item 3.    Source and Amount of Funds or Other Consideration

        No amendments or supplements.

Item 4.    Purpose of Transaction

        The following information amends and restates Item 4:

        Pursuant to the Letter Agreement dated March 13, 1997, as amended by the Letter Agreement dated June 10, 1997 (as so amended, the "Letter Agreement") by and between MEP LP and the Issuer, MEP LP agreed to purchase an aggregate of 2,105,263 shares of Common Stock. Pursuant to the Agreement of Transfer dated as of June 20, 1997 between MPL and MEP


                                (Page 17 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


LP (the "Transfer Agreement"), simultaneous with its acquisition of Common Stock, MEP LP assigned to MPL 1,052,632 shares of Common Stock in exchange for $5,000,000.00 in cash payable at the direction of MEP LP.

        Pursuant to the Letter Agreement, MEP LP has the right to cause the Issuer to include in any registration of the securities of the Issuer under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration of shares relating to an employee benefit plan or a transaction pursuant to Rule 145 under the Securities Act) effected by the Issuer such number of shares as MEP LP shall request, subject to underwriter cutbacks.

        In addition, pursuant to the Letter Agreement, for so long as MEP LP shall have at least a 10% interest in Equity Securities (as defined in the Letter Agreement) of the Issuer, if the Issuer shall issue any additional Equity Securities, MEP LP shall have the right to purchase, at a price equal to the proposed offering price, an amount of such Equity Securities so that MEP LP may maintain its current ownership percentage of Equity Securities.

        On June 24, 1997, pursuant to the Letter Agreement, a designee of MEP LP was appointed as a Class 2 Director of the Issuer and so long as MEP LP maintains at least a 12% interest in the Equity Securities of the Issuer: (i) upon the expiration of the term of such designee, the Issuer shall include and support a designee of MEP LP as one of management's nominees for the board of directors of the Issuer, and (ii) upon the termination of such designee's services as a director other than upon the expiration of term of office, the Issuer shall appoint in his place a replacement designee of MEP LP. In addition, two principals of the Issuer agree to vote Equity Securities which they own (or with respect to which they have the power to direct the vote) in an amount sufficient to elect such designee of MEP LP to the board of directors of the Issuer.

        BJC became a director of the Issuer on June 24, 1997. Under Section 141 of the Delaware General Corporation Law, the business of the Issuer is to be managed by or under the direction of its board of directors.

        Pursuant to that certain Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Issuer, MDP Ventures II and other investors named therein (the "Preferred Stock Purchase Agreement"), MDP Ventures II purchased 2,000 shares of the Issuer's series C convertible preferred stock (the "Series C Preferred Stock") from the Issuer on September 6, 2002 for an aggregate purchase price of $2,000,000.00. Each share of the Series C Preferred Stock is convertible at the option of its holder at any time into one share of Common Stock at a conversion price of $3.00 per share (subject to adjustment under certain circumstances).

        The Series C Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such Series C Preferred Stock in convertible and dividends at an annual rate of $90.00 per share. Dividends are cumulative, do not accrue interest and, at the Issuer's option, may be paid in additional shares of the Series C Preferred Stock.

        With respect to dividend rights and rights in the event of the liquidation or dissolution of the Issuer, the Series C Preferred Stock ranks senior to the Common Stock and pari passu with the Issuer's series B convertible preferred stock (the "Series B Preferred Stock"). The Issuer is


                                (Page 18 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


prohibited from issuing any capital stock that ranks senior to, or pari passu with, the Series C Preferred Stock without the consent of the holders of eighty-one percent (81%) of the outstanding shares of the Series C Preferred Stock.

        Upon the liquidation or dissolution of the Issuer, holders of the Series C Preferred Stock are entitled to receive, prior to any distribution to any other stockholder other than the holders of the Series B Preferred Stock, a liquidation amount equal to $1,000.00 per share (subject to adjustment under certain circumstances), together with all accrued and unpaid dividends with respect to such shares.

        The Issuer may redeem, in whole or in part, the outstanding shares of the Series C Preferred Stock at a redemption price equal to $1,000.00 per share, together with all accrued and unpaid dividends with respect to such shares.

        In connection with MDP Ventures II's acquisition of its shares of the Series C Preferred Stock, the Issuer, MDP Ventures II and the other investors in the Series C Preferred Stock (collectively, the "Investors") entered into that certain Investors' Rights Agreement dated as of September 6, 2002 (the "Investors' Rights Agreement"), which agreement governs, among other things, the right of the Investors to cause the Issuer to register under the Securities Act the shares of Common Stock into which their Series C Preferred Stock is convertible.

        The Reporting Persons, in the aggregate, are the beneficial owners of 6,929,651 shares of Common Stock. At each respective time of purchase or other acquisition, the purchasing/acquiring Reporting Person purchased/acquired the subject shares of Common Stock for investment purposes.

        On March 31, 2003, MPL, MEP LP, MDP Ventures I, MDP Ventures II and MDP LP (collectively, the "Reporting Person Parties") executed a term sheet (the "Original Term Sheet"), and as of April 9, 2003, the Reporting Person Parties entered into an amended and restated term sheet of the Original Term Sheet (the "Term Sheet") with Palisade Concentrated Equity Partnership, L.P. ("Palisade"), Rex Licklider ("Licklider"), David Michael Talla ("Talla") and Kayne Anderson Capital Advisors L.P. (together with Palisade, Licklider and Talla, the "Other Parties"). The Reporting Person Parties and the Other Parties are referred to herein as the "Term Sheet Parties." The Term Sheet set forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby Palisade, certain of the Reporting Person Parties and Licklider would fund the acquisition of all of the Issuer's outstanding Common Stock, other than shares of Common Stock held by the Term Sheet Parties and certain other specified stockholders.

        The Term Sheet Parties have abandoned the "going private transaction" contemplated by the Term Sheet.

        The Reporting Persons are interested in having the Issuer act with a view toward maximizing stockholder values. The Reporting Persons may consider courses of action designed to help maximize stockholder values, although the Reporting Persons have made no final determination in respect of any such course of action at the present time.


                                (Page 19 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


        The Reporting Persons may seek to acquire additional shares of Common Stock or interests in additional shares of Common Stock as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise, subject to (i) availability of shares of Common Stock at prices which the Reporting Persons deem favorable, (ii) appropriate corporate action being taken by the Issuer with respect to Section 203 of the Delaware General Corporation Law and (iii) appropriate corporate action being taken by the Issuer with respect to the Issuer's existing Rights Agreement, as amended. While it is not the Reporting Persons' present intention to do so, the Reporting Persons reserve the right to dispose of some or all of their shares of Common Stock in the open market or in privately negotiated transactions with third parties or otherwise.

        Except as set forth in this Item 4, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

        No amendments or supplements.

Item 6. Contracts, Arrangements, understandings or Relationships With Respect to Securities of the Issuer

           The following information amends and restates Item 6.

        Other than the Letter Agreement (described in Item 4), the Transfer Agreement (described in Item 4), the Indemnification and Contribution Agreement (described in Item 3), the Preferred Stock Purchase Agreement (described in Items 3, 4 and 5) and the Investors' Rights Agreement (described in Item 4), none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

        1. Letter Agreement dated March 13, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

        2. Letter Agreement dated June 10, 1997 by and between Millennium Entertainment Partners L.P. and The Sports Club Company, Inc.*

        3.     Agreement  of  Transfer   dated  as  of  June  20,  1997  between
               Millennium  Partners LLC and  Millennium  Entertainment  Partners
               L.P.*

        4. Power of Attorney of Christopher M. Jeffries appointing Brian J. Collins Attorney-in-Fact.*


                                (Page 20 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


        5. Indemnification and Contribution Agreement entered into as of July 3, 2001 by and among the Sports Club Company, Inc., Rex A. Licklider, D. Michael Talla and MDP Ventures Ventures II LLC, incorporated herein by reference to Exhibit 2 to the Issuer's Report on Form 8-K filed with the Commission on July 17, 2001.*

        6. Certificate of Designation of Series C Convertible Preferred Stock of the Sports Club Company, Inc., incorporated herein by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

        7. Investors' Rights Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family Irrevocable Trust, incorporated herein by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

        8. Preferred Stock Purchase Agreement entered into as of September 6, 2002 by and among the Sports Club Company, Inc., MDP Ventures II LLC, Rex A. Licklider, as trustee of the Licklider Living Trust, and David M. Talla, as trustee of the Talla Family
               Irrevocable  Trust,  incorporated  herein by reference to Exhibit
               99.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 9, 2002.*

        9. Term Sheet entered into as of March 31, 2003 by and among Palisade Concentrated Equity Partnership, L.P., Rex Licklider, David Michael Talla, Millennium Partners LLC, Millennium Entertainment Partners L.P., MDP Ventures I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. and Kayne Anderson Capital Advisors, L.P.*

        10. Amended and Restated Term Sheet entered into as of April 9, 2003 by and among Palisade Concentrated Equity Partnership, L.P., Rex Licklider, David Michael Talla, Millennium Partners LLC, Millennium Entertainment Partners L.P., MDP Ventures I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. and Kayne Anderson Capital Advisors, L.P. *


___________________________
* Previously Filed


                                (Page 21 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11

                                   Schedule I
                                   ----------

Name of Individual             Position
------------------             --------

Christopher M. Jeffries        President,  director and majority  stockholder of
                               MMI,  ME  Corp.  and MD  Corp;  President  of MDP
                               Ventures I, MDP Ventures II and MDP II LLC.

Philip E. Aarons               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Philip H. Lovett               Vice  President and director of MMI, ME Corp. and
                               MD Corp;  Vice  President  of MDP Ventures I, MDP
                               Ventures II and MDP II LLC.

Steven L. Hoffman              Vice President, Treasurer and Assistant Secretary
                               of MMI, ME Corp.,  MD Corp.,  MDP  Ventures I and
                               MDP II LLC; director of ME Corp.; Vice President and Assistant Secretary of MDP Ventures II.

George Von Werz                Vice President of ME Corp. and MD Corp.

The principal business of each of the above-named persons is the development of real estate projects. The principal business address of each of the above-named persons is: c/o Millennium Partners Management LLC; 1995 Broadway; New York, New York 10023.


                                (Page 22 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:  October 17, 2003             /s/ Brian J. Collins
                                     -------------------------------------------
                                     BRIAN J. COLLINS
                                     *In  his  individual  capacity  and  in his
                                     capacity as an attorney-in-fact pursuant to
                                     the Power of  Attorney  filed  under Item 7
                                     with respect to Christopher M. Jeffries:


                                     CHRISTOPHER M. JEFFRIES


                                     /s/ Philip H. Lovett
                                     -------------------------------------------
                                     PHILIP H. LOVETT
                                     In his capacity as an authorized officer of
                                     each  of  the  following  entity  Reporting
                                     Persons:


                                     MILLENNIUM PARTNERS LLC

                                     By:    MILLENNIUM PARTNERS MANAGEMENT, LLC,
                                            its managing member

                                            By:  MILLENNIUM MANAGER I, INC., its
                                                 manager


                                     MILLENNIUM PARTNERS MANAGEMENT LLC

                                     By:    MILLENNIUM MANAGER I, INC.,
                                            its manager


                                     MILLENNIUM MANAGER I, INC.


                                     MILLENNIUM ENTERTAINMENT PARTNERS
                                     L.P.

                                     By:    MILLENNIUM ENTERTAINMENT
                                            ASSOCIATES L.P., its general partner

                                            By:  MILLENNIUM ENTERTAINMENT
                                                 CORP., its general partner


                                (Page 23 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


                                     MILLENNIUM ENTERTAINMENT ASSOCIATES
                                     L.P.

                                     By:    MILLENNIUM ENTERTAINMENT CORP.,
                                            its general partner


                                     MILLENNIUM ENTERTAINMENT CORP.


                                     MDP VENTURES I LLC

                                     By:    MILLENNIUM DEVELOPMENT PARTNERS
                                            L.P., its managing member

                                            By:  MILLENNIUM DEVELOPMENT
                                                 ASSOCIATES L.P., its general
                                                 partner

                                                 By:  MILLENNIUM
                                                      DEVELOPMENT CORP., its
                                                      general partner


                                     MILLENNIUM DEVELOPMENT PARTNERS L.P.

                                     By:    MILLENNIUM DEVELOPMENT
                                            ASSOCIATES L.P., its general partner

                                            By:  MILLENNIUM DEVELOPMENT
                                                 CORP., its general partner


                                     MILLENNIUM DEVELOPMENT ASSOCIATES, L.P.

                                     By:    MILLENNIUM DEVELOPMENT CORP., its
                                            general partner


                                     MILLENNIUM LIMITED PARTNERS L.P.

                                     By:    MILLENNIUM DEVELOPMENT CORP., its
                                            general partner


                                     MILLENNIUM DEVELOPMENT CORP.


                                (Page 24 of 25)

CUSIP No. 84917P10                  SCHEDULE 13D-- AMENDMENT NO. 11


                                     MDP VENTURES II LLC

                                     By:    MILLENNIUM DEVELOPMENT PARTNERS
                                            II LLC, its managing member


                                     MILLENNIUM DEVELOPMENT PARTNERS II
                                     LLC


                                (Page 25 of 25)